--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 4)

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                               AMENDMENT NO. 8 TO
                               SCHEDULE 13D UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                              ASARCO INCORPORATED
                           (Name of Subject Company)

                               ASMEX CORPORATION
                                      AND
                           GRUPO MEXICO, S.A. DE C.V.
                                   (Bidders)

                            ------------------------

                           COMMON STOCK, NO PAR VALUE
                        (INCLUDING THE ASSOCIATED JUNIOR
                 PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                            ------------------------

                                    04341310
                     (CUSIP Number of Class of Securities)

                            ------------------------

                            Daniel Tellechea Salido
                Managing Director for Administration and Finance
                           Grupo Mexico, S.A. de C.V.
                              Baja California 200
                                Colonia Roma Sur
                           06760 Mexico City, Mexico
                          Telephone: 011-525-574-2067
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                            Lori Anne Czepiel, Esq.
                                Brown & Wood LLP
                             One World Trade Center
                            New York, New York 10048
                           Telephone: (212) 839-5300
                           Facsimile: (212) 839-5599

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This amendment constitutes Amendment No. 4 to the Tender Offer Statement on
Schedule 14D-1 as the same may have been amended from time to time (as amended hereby, the "Statement") and the Amendment No. 8 to Schedule 13D and relates to the offer by Grupo Mexico, S.A. de C.V., a Mexican corporation ("Parent") through its wholly owned subsidiary, ASMEX Corporation, a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of common stock, without par value (together with the associated junior participating preferred stock purchase rights, the "Common Stock"), of ASARCO Incorporated, a New Jersey corporation ("ASARCO"), at a purchase price of $29.75 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 27, 1999, as amended (the "Offer to Purchase"), a copy of which is attached to this Statement as Exhibit (a)(1), as amended and supplemented by Supplement No. 1 thereto dated October 8, 1999 ("Supplement No. 1"), a copy of which is attached to this Statement as Exhibit (a)(10), as amended and supplemented by Supplement No. 2 thereto dated October 26, 1999 ("Supplement No. 2"), a copy of which is attached to this Statement as Exhibit (a)(14) (which, as may have be amended or supplemented from time to time, together with the Offer to Purchase constitute the "Offer"). Capitalized terms not defined herein have the meanings ascribed in the Offer to Purchase. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    Item 1 is hereby amended and supplemented by the following:

    (b) The information set forth in the "INTRODUCTION" and "Section 1--Amended Terms of the Offer; Expiration Date" in Supplement No. 2 is incorporated herein by reference.

    (c) The information set forth in "Section 2--Price Range of Shares of Common Stock; Dividends" in Supplement No. 2 is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    Item 3 is hereby amended and supplemented by the following:

    (a), (b) The information set forth in the "INTRODUCTION", "Section 5--Background of the Offer; Contacts with ASARCO", and "Section 6--The Merger Agreement" in Supplement No. 2 is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 4 is hereby amended and supplemented by the following:

    (a), (b) The information set forth in "Section 4--Source and Amount of Funds" in Supplement No. 2 is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    Item 5 is hereby amended and supplemented by the following:

    The information in "INTRODUCTION", "Section 5--Background of the Offer; Contacts with ASARCO" and "Section 8--Purpose of the Offer and Merger; Plans for ASARCO; Certain Considerations" in Supplement No. 2 is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    Item 7 is hereby amended and supplemented by the following:

    The information set forth in the "INTRODUCTION", "Section 5--Background of the Offer; Contacts with ASARCO", and "Section 6--The Merger Agreement" in Supplement No. 2 is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Item 9 is hereby amended and supplemented by the following:

    The information set forth in "Section 3--Certain Information Concerning Purchaser, Parent and Certain Affiliates" in Supplement No. 2 is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10 is hereby amended and supplemented by the following:

    On October 25, 1999, Parent issued a press release relating to the execution of the Agreement, a copy of which is filed as Exhibit (a)(18) and incorporated herein by reference. Exhibit (a)(12), which was previously filed in an erroneous transmission, is superseded for all purposes by Exhibit (a)(18).

    (b), (c) The information set forth in "Section 9--Certain Legal Matters; Regulatory Approvals; Certain Litigation" in Supplement No. 2 is incorporated by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS


    (a)(1)   Offer to Purchase dated September 27, 1999.*

    (a)(2)   Form of Letter of Transmittal.*

    (a)(3)   Form of Notice of Guaranteed Delivery.*

    (a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.*

    (a)(5)   Form of Letter to Clients for use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees.*

    (a)(6)   Form of Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.*

    (a)(7)   Form of Summary Advertisement dated September 27, 1999.*

    (a)(8)   Press release of Parent dated September 24, 1999.*

    (a)(9)   Press release of Parent dated September 27, 1999.*

    (a)(10)  Supplement No. 1 to the Offer to Purchase dated October 8,
             1999.*

    (a)(11)  Press release of Parent dated October 7, 1999.*

    (a)(12)  Press release of Parent dated October 25, 1999.+

    (a)(13)  Supplement No. 2 to the Offer to Purchase dated October 26,
             1999.

    (a)(14)  Form of Revised Letter of Transmittal.

    (a)(15)  Form of Revised Notice of Guaranteed Delivery.

    (a)(16)  Form of Revised Letter to Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.

    (a)(17)  Form of Revised Letter to Clients for use by Brokers,
             Dealers, Commercial Banks, Trust Companies and Other
             Nominees.

    (a)(18)  Press release of Parent dated October 25, 1999 (supersedes
             Exhibit (a)(12)).

    (b)(1)   Commitment Letter from The Chase Manhattan Bank and Chase
             Securities Inc. dated September 24, 1999.*

    (b)(2)   First Amended and Restated Commitment Letter from the Chase
             Manhattan Bank and Chase Securities Inc. dated October 5,
             1999.*

    (b)(3)   Second Amended and Restated Commitment Letter from The Chase
             Manhattan Bank and Chase Securities Inc. dated October 7,
             1999.*

    (b)(4)   Third Amended and Restated Commitment Letter from The Chase
             Manhattan Bank and Chase Securities Inc. dated October 15,
             1999.*

    (b)(5)   Fourth Amended and Restated Commitment Letter from The Chase
             Manhattan Bank and Chase Securities Inc. dated October 22,
             1999.

    (c)(1)   Agreement and Plan of Merger among ASARCO, Parent and
             Purchaser, dated as of October 25, 1999.*

    (d)      Not applicable.

    (e)      Not applicable.

    (f)      None.

    (g)(1)   1997 Annual Report of Parent.*

    (g)(2)   1998 Annual Report of Parent.*

------------------------

*   Previously filed.

+   Exhibit (a)(12) is superseded by Exhibit (a)(18).

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 26, 1999

                                                       GRUPO MEXICO, S.A. DE C.V.

                                                       By:  /s/ DANIEL TELLECHEA SALIDO
                                                            -----------------------------------------
                                                            Name:  Daniel Tellechea Salido
                                                            Title: MANAGING DIRECTOR FOR ADMINISTRATION
                                                                   AND FINANCE

                                                       GRUPO MEXICO, S.A. DE C.V.

                                                       By:  /s/ HECTOR CALVA RUIZ
                                                            -----------------------------------------
                                                            Name:  Hector Calva Ruiz
                                                            Title: MANAGING DIRECTOR FOR EXPLORATION
                                                                   AND PROJECTS

                                                       ASMEX CORPORATION

                                                       By:  /s/ DANIEL TELLECHEA SALIDO
                                                            -----------------------------------------
                                                            Name:  Daniel Tellechea Salido
                                                            Title: VICE PRESIDENT AND TREASURER

                                 EXHIBIT INDEX

EXHIBIT NO.
-----------
  (a)(1)                Offer to Purchase dated September 27, 1999.*
  (a)(2)                Form of Letter of Transmittal.*
  (a)(3)                Form of Notice of Guaranteed Delivery.*
  (a)(4)                Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.*
  (a)(5)                Form of Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nominees.*
  (a)(6)                Form of Guidelines for Certification of Taxpayer
                        Identification Number on Substitute Form W-9.*
  (a)(7)                Form of Summary Advertisement dated September 27, 1999.*
  (a)(8)                Press release of Parent dated September 24, 1999.*
  (a)(9)                Press release of Parent dated September 27, 1999.*
  (a)(10)               Supplement No. 1 to the Offer to Purchase dated October 8,
                        1999.*
  (a)(11)               Press release of Parent dated October 7, 1999.*
  (a)(12)               Press release of Parent dated October 25, 1999.+
  (a)(13)               Supplement No. 2 to the Offer to Purchase dated October 26,
                        1999.
  (a)(14)               Form of Revised Letter of Transmittal.
  (a)(15)               Form of Revised Notice of Guaranteed Delivery.
  (a)(16)               Form of Revised Letter to Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees.
  (a)(17)               Form of Revised Letter to Clients for use by Brokers,
                        Dealers, Commercial Banks, Trust Companies and Other
                        Nominees.
  (a)(18)               Press release of Parent dated October 25, 1999 (supersedes
                        Exhibit (a)(12)).
  (b)(1)                Commitment Letter from The Chase Manhattan Bank and Chase
                        Securities Inc. dated September 24, 1999.*
  (b)(2)                First Amended and Restated Commitment Letter from the Chase
                        Manhattan Bank and Chase Securities Inc. dated October 5,
                        1999.*
  (b)(3)                Second Amended and Restated Commitment Letter from The Chase
                        Manhattan Bank and Chase Securities Inc. dated October 7,
                        1999.*
  (b)(4)                Third Amended and Restated Commitment Letter from The Chase
                        Manhattan Bank and Chase Securities Inc. dated October 15,
                        1999.*
  (b)(5)                Fourth Amended and Restated Commitment Letter from The Chase
                        Manhattan Bank and Chase Securities Inc. dated October 22,
                        1999.
  (c)(1)                Agreement and Plan of Merger among ASARCO, Parent and
                        Purchaser, dated as of October 25, 1999.*
  (d)                   Not applicable.
  (e)                   Not applicable.
  (f)                   None.
  (g)(1)                1997 Annual Report of Parent.*
  (g)(2)                1998 Annual Report of Parent.*

------------------------

*   Previously filed.

+   Exhibit (a)(12) is superseded by Exhibit (a)(18).